                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Dated as of February 14, 2003



                               NETIA HOLDINGS S.A.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
--------------------------------------------------------------------------------
                    (Address of principal executive office)





[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]


                         Form 20-F [X]   Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes [ ]   No [X]

                                EXPLANATORY NOTE

Attached are the following items:

1.   Press Release, dated February 7, 2003.

2.   Press Release, dated February 11, 2003.

3.   Press Release, dated February 12, 2003.

4.   Press Release, dated February 13, 2003.

5.   Press Release, dated February 13, 2003.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------


                                       Contact:     Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350



CHANGES WITHIN NETIA'S MANAGEMENT BOARD
---------------------------------------

WARSAW, Poland - February 7, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), announced today that Dariusz Wojcieszek resigned from his position as member of Netia's Management Board as of February 7, 2003.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the

                                    - more -

Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003 and its Current Report on Form 6-K filed with the Commission on February 3, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                       Contact:     Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350




NETIA'S SERIES H SHARES REGISTERED BY THE NATIONAL SECURITIES DEPOSITORY
------------------------------------------------------------------------

WARSAW, Poland - February 11, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services in terms of value of generated revenues, announced today that following earlier registration of Netia's series H shares by the Polish court, the Polish National Securities Depository registered on February 10, 2003 312.626.040 series H shares of Netia Holdings S.A., PLN 1 par value per share and assigned them a code PLNETIA00071.

Netia is currently awaiting a decision of the Warsaw Stock Exchange on the commencement of trading of series H shares on the Warsaw Stock Exchange.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September

                                    - more -

24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003 and its Current Report on Form 6-K filed with the Commission on February 3, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                       Contact:     Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350


NETIA'S SERIES H SHARES COMMENCE TRADING ON THE WARSAW STOCK EXCHANGE
---------------------------------------------------------------------

WARSAW, Poland - February 12, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, announced today that the Warsaw Stock Exchange decided that 312.626.040 series H shares of Netia Holdings S.A. will start trading on the Warsaw Stock Exchange on February 13, 2003.

The series H shares will be traded on the main market of the Warsaw Stock Exchange separately from the currently listed ordinary shares under the name "NETIA2" and the ticker "NET2".

Wojciech Madalski, Netia's President and Chief Executive Officer commented: "The issuance of series H shares constituted one of the final and most crucial milestones in Netia's financial restructuring. We are glad that we were able to successfully execute the debt-for-equity swap transaction. Currently we are focusing on developing our operational activities, capitalizing on business opportunities presented by the growing Polish telecoms market."

Avi Hochman, Chief Financial Officer of Netia, added: "Along with the commencement of series H shares trading on the Warsaw Stock Exchange, Netia becomes again an attractive company for investors in terms of market capitalization and liquidity, allowing for free exchange of shares by all Netia shareholders."


                                    - more -

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003 and its Current Report on Form 6-K filed with the Commission on February 3, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                       Contact:     Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350


OBJECTIONS TO NETIA'S RESTRUCTURING DISMISSED
---------------------------------------------

WARSAW, Poland - February 13, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services announced today that all objections to Netia's restructuring previously filed by minority claimholders in United States Bankruptcy Court had been dismissed. The minority claimholders had objected, among other things, to the turnover of funds to Netia that had been maintained by Netia for the benefit of certain of its former bondholders. The United States Bankruptcy Court will now decide when these funds will be turned over to Netia.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6,

                                    - more -

2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003 and its Current Report on Form 6-K filed with the Commission on February 3, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.



                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                       Contact:     Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350


NETIA SELLS ITS HOLDINGS IN NON-OPERATIVE TELECOM COMPANIES
-----------------------------------------------------------

WARSAW, Poland - February 13, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, announced today that in connection with the contemplated internal consolidation of the Netia group companies, Netia sold to Fiducia Investment Sp. z o.o. with its seat in Warsaw (the "Purchaser") the following holdings in certain dormant companies (the "Companies") pursuant to separate share purchase agreements, all dated February 12, 2003:

(i) 200 shares, PLN 100 par value per share, of Telekom Ozarow Mazowiecki Sp. z o.o. with its seat in Warsaw ("Ozarow"), constituting 100% of Ozarow's share capital and giving 100% of the voting power at Ozarow's general meeting of shareholders. The total value of the transaction equals PLN 15,000;

(ii) 40 shares, PLN 100 par value per share, of Telekom Pomoze Sp z o.o. with its seat in Warsaw ("Pomoze"), constituting 100% of Pomoze's share capital and giving 100% of the voting power at Pomoze's general meeting of shareholders. The total value of the transaction equals PLN 100;

(iii) 20 shares, PLN 200 par value per share, of Tedec Sp. z o.o. with its seat in Warsaw ("Tedec"), constituting 100% of Tedec's share capital and giving 100% of the voting power at Tedec's general meeting of shareholders. The total value of the transaction equals PLN 100; and


                                    - more -

(iv) 40 shares, PLN 100 par value per share, of Telekom Zamosc Sp z o.o. with its seat in Warsaw ("Zamosc"), constituting 100% of Zamosc's share capital and giving 100% of the voting power at Zamosc's general meeting of shareholders. The total value of the transaction equals PLN 100.

None of the Companies conducted any telecommunications activities and neither Netia nor any of its affiliates is connected in any way with the Purchaser.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003 and its Current Report on Form 6-K filed with the Commission on February 3, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.



                                      # # #

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Date: February 14, 2003



                                       NETIA HOLDINGS S.A.



                                       By:    /S/ AVRAHAM HOCHMAN
                                              -----------------------
                                       Name:  Avraham Hochman
                                       Title: Chief Financial Officer
                                              Vice President, Finance




                                       By:    /S/ EWA DON-SIEMION
                                              ------------------------
                                       Name:  Ewa Don-Siemion
                                       Title: Vice President, Legal



                                     - more -